===================================================================




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


           For the fiscal year ended December 31, 1997 Commission File
                                  Number 1-973

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


          PUBLIC SERVICE ELECTRIC AND GAS COMPANY EMPLOYEE SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07101
                          MAILING ADDRESS: P.O. Box 570
                          NEWARK, NEW JERSEY 07101-0570


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   See page 2.




      ===================================================================

Stable Value Fund                     AIG LIFE INSURANCE COMPANY
PRIMCO CAPITAL MANAGEMENT             ONE ALICO PLAZA
101 SOUTH FIFTH STREET, SUITE 2150    P.O. BOX 667
LOUSIVILLE, KY 40202                  WILMINGTON, DELAWARE 19899

THE PRUDENTIAL LIFE INSURANCE         CAISSE des DEPOTS
COMPANY OF AMERICA                    9 WEST 57th STREET
PRUDENTIAL PLAZA                      NEW YORK, NEW YORK 10019
NEWARK, NJ 07101

METROPOLITAN LIFE INSURANCE           Enterprise Common Stock Fund and
COMPANY                               ESOP Fund
ONE MADISON AVENUE                    PUBLIC SERVICE ENTERPRISE GROUP
NEW YORK, NEW YORK 10010-3690         INCORPORATED
                                      80 PARK PLAZA
                                      NEWARK, NJ 07101-1171

ALLSTATE LIFE INSURANCE               Large Company Stock Index Fund
COMPANY                               THE VANGUARD GROUP
ALLSTATE PLAZA WEST                   INSTITUTIONAL DIVISION
3100 SANDERS ROAD                     P.O. BOX 2900
NORTHBROOK, ILLINOIS 60062            VALLEY FORGE, PA 19482

J.P. MORGAN                           Intermediate Government Securities Fund
60 WALL STREET                        DELAWARE MANAGEMENT COMPANY INC.
NEW YORK, NEW YORK 10260              ONE COMMERCE SQUARE
                                      2005 MARKET STREET
                                      PHILADELPHIA, PA 19103

NEW YORK LIFE INSURANCE               International Stock Fund
COMPANY                               T. ROWE PRICE INC.
501 MADISON AVENUE                    100 EAST PRATT STREET
NEW YORK, NEW YORK 10010              BALTIMORE, MARYLAND 02120

THE CHASE MANHATTAN BANK              Mid/Small Company Stock Fund
270 PARK AVENUE                       PUTNAM INVESTMENTS
NEW YORK, NEW YORK 10017              P.O. BOX 41203
                                      PROVIDENCE, RHODE ISLAND 02940

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                     ---------------------------------------
                              EMPLOYEE SAVINGS PLAN

                                      INDEX

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT...........................................       4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1997 AND 1996.....................................     5-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996.......................    9-12

NOTES TO FINANCIAL STATEMENTS..........................................   13-25

SIGNATURES.............................................................     26

EXHIBIT INDEX..........................................................     27

                          INDEPENDENT AUDITORS' REPORT




Employee Benefits Committee of
Public Service Electric and Gas Company:


We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Employee Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 5, 1998

                                                   PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                            EMPLOYEE SAVINGS PLAN
                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                            As of December 31, 1997


                                                                               Supplemental Information by Fund
                                                          --------------------------------------------------------------------------

                                                                         Enterprise         Large       Intermediate
                                                             Stable        Common          Company       Government   International
                                                             Value          Stock        Stock Index     Securities       Stock
                                               Total          Fund          Fund            Fund            Fund          Fund
                                         -------------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
         Benefit Plan Trust                 $ 267,035,879 $ 98,804,289    $ 31,619,028    $ 60,491,100    $ 2,166,037   $ 8,857,796
      Receivables-from Investments Sold           197,360            -         197,360               -              -             -
      Receivables-Interest and Dividends          562,619      560,220           2,399               -              -             -
                                         -------------------------------------------------------------------------------------------
         Total Assets                       $ 267,795,858 $ 99,364,509    $ 31,818,787    $ 60,491,100    $ 2,166,037   $ 8,857,796
                                         ===========================================================================================

LIABILITIES
 Accounts Payable                             $ 1,239,186    $ 223,210       $ 132,065       $ 247,937          $ 926     $ 227,628
 Transfer to/from Thrift & Tax-Deferred
        Savings Plan                                1,943        1,943               -               -              -             -
 Forfeitures                                        9,051        2,057           4,404             924            127           166
                                         -------------------------------------------------------------------------------------------
         Total Liabilities                      1,250,180      227,210         136,469         248,861          1,053       227,794
                                         -------------------------------------------------------------------------------------------

     Net Assets Available for Benefits      $ 266,545,678 $ 99,137,299    $ 31,682,318    $ 60,242,239    $ 2,164,984   $ 8,630,002
                                         ===========================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.

                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                           EMPLOYEE SAVINGS PLAN
                                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                          As of December 31, 1997


                                                                Supplemental Information by Fund (Concluded)
                                         -------------------------------------------------------------------------------------------

                                           Mid/Small
                                            Company    Conservative   Moderate     Aggressive                              Trust
                                             Stock       Pre-Mix      Pre-Mix       Pre-Mix       ESOP       Holding       Loan
                                             Fund       Portfolio    Portfolio     Portfolio      Fund       Account       Fund
                                         -------------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
         Benefit Plan Trust               $ 14,148,879 $ 4,750,911  $ 10,533,788  $ 14,162,641 $ 8,734,091   $ 285,490 $ 12,481,829
      Receivables-from Investments Sold              -           -             -             -           -           -            -
      Receivables-Interest and Dividends             -           -             -             -           -           -            -
                                         -------------------------------------------------------------------------------------------
         Total Assets                     $ 14,148,879 $ 4,750,911  $ 10,533,788  $ 14,162,641 $ 8,734,091   $ 285,490 $ 12,481,829
                                         ===========================================================================================

LIABILITIES
 Accounts Payable                               40,336   $ 138,060      $ 36,044      $ 29,871       $ 698   $ 211,116    $ (48,705)
 Transfer to/from Thrift & Tax-Deferred
        Savings Plan                                 -           -             -             -           -           -            -
 Forfeitures                                       214         418           313           428           -           -            -
                                         -------------------------------------------------------------------------------------------
         Total Liabilities                      40,550     138,478        36,357        30,299         698     211,116      (48,705)
                                         -------------------------------------------------------------------------------------------

     Net Assets Available for Benefits    $ 14,108,329 $ 4,612,433  $ 10,497,431  $ 14,132,342 $ 8,733,393    $ 74,374 $ 12,530,534
                                         ===========================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.

                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                           EMPLOYEE SAVINGS PLAN
                                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                          As of December 31, 1996

                                                                             Supplemental Information by Fund
                                                       -----------------------------------------------------------------------------
                                                                                                   Large
                                                                                     Enterprise   Company               Interm.
                                                       Equities          Stable        Common      Stock    Utilities  Government
                                                        Growth  Balanced Value         Stock       Index    Equities   Securities
                                             Total       Fund    Fund    Fund          Fund        Fund     Fund         Fund
                                        --------------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
    Benefit Plan Trust                   $ 216,734,220      $ -     $ -  $ 100,834,108 $ 25,100,017 $ 36,476,571   $ -  $ 2,172,925
  Receivables-Interest and Dividends           523,198        -       -        514,629        8,236            -     -            -
                                        --------------------------------------------------------------------------------------------
         Total Assets                    $ 217,257,418      $ -     $ -  $ 101,348,737 $ 25,108,253 $ 36,476,571   $ -  $ 2,172,925
                                        ============================================================================================

LIABILITIES
 Accounts Payable                            $ 193,558      $ -     $ -      $ 319,521     $ 22,896 $     43,629   $ -  $      (773)
 Transfer to/(from) Thrift &
   Tax-Deferred Savings Plan                  (181,176)       -       -       (168,771)           -            -     -            -
 Forfeitures                                     4,830        -       -          2,447          355          911     -            8
                                        --------------------------------------------------------------------------------------------
         Total Liabilities                      17,212        -       -        153,197       23,251       44,540     -         (765)
                                        --------------------------------------------------------------------------------------------

     Net Assets Available for Benefits   $ 217,240,206      $ -     $ -  $ 101,195,540 $ 25,085,002 $ 36,432,031   $ -  $ 2,173,690
                                        ============================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.

                                                              PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                          EMPLOYEE SAVINGS PLAN
                                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                         As of December 31, 1996

                                                               Supplemental Information by Fund (Concluded)
                                       ---------------------------------------------------------------------------------------------

                                                    Mid/Small
                                       International Company   Conservative  Moderate   Aggressive
                                          Stock       Stock       Pre-Mix     Pre-Mix     Pre-Mix     ESOP     Holding     Trust
                                          Fund         Fund      Portfolio   Portfolio   Portfolio    Fund     Account    Loan Fund
                                       ---------------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
     Benefit Plan Trust                $ 7,989,413  $ 6,686,242 $ 2,704,371 $ 6,801,302  $8,960,644 $ 8,349,458 $ 48,053 $10,611,116
  Receivables-Interest and Dividends             -            -           -           -           -         146      187           -
                                       ---------------------------------------------------------------------------------------------
         Total Assets                  $ 7,989,413  $ 6,686,242 $ 2,704,371 $ 6,801,302  $8,960,644 $ 8,349,604 $ 48,240 $10,611,116
                                       =============================================================================================

LIABILITIES
 Accounts Payable                      $    (5,186) $   (66,571)  $   3,906 $  (111,156) $  (10,358)$    15,147 $ 26,071 $  (43,568)
 Transfer to/(from) Thrift &
   Tax-Deferred Savings Plan                     -            -      (6,190)     (6,215)          -           -        -          -
 Forfeitures                                   123          479         138         196         173           -        -          -
                                       ---------------------------------------------------------------------------------------------
         Total Liabilities                  (5,063)     (66,092)     (2,146)   (117,175)    (10,185)     15,147   26,071    (43,568)
                                       ---------------------------------------------------------------------------------------------

     Net Assets Available for Benefits $ 7,994,476  $ 6,752,334 $ 2,706,517 $ 6,918,477 $ 8,970,829 $ 8,334,457 $ 22,169 $10,654,684
                                       =============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                       PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                                EMPLOYEE SAVINGS PLAN
                                                                         STATEMENT OF CHANGES IN NET ASSETS
                                                                               AVAILABLE FOR BENEFITS
                                                                        For the Year Ended December 31, 1997



                                                                            Supplemental Information by Fund
                                                        ----------------------------------------------------------------------
                                                                       Enterprise       Large      Intermediate
                                                           Stable        Common        Company      Government  International
                                                            Value         Stock      Stock Index    Securities      Stock
ADDITIONS                                     Total         Fund          Fund           Fund          Fund         Fund
                                         -------------------------------------------------------------------------------------
 Participant Deposits                      $ 28,020,575  $ 10,710,685   $ 3,736,563    $ 5,768,228    $ 359,097   $ 1,499,589
 Employers Contributions                      7,390,107     3,269,873       596,812      1,506,833      101,809       366,779
 Interfund Transfers - net                            -   (12,058,995)   (2,118,955)     6,255,169     (507,927)     (822,923)
                                         -------------------------------------------------------------------------------------
      Total Deposits and Contributions       35,410,682     1,921,563     2,214,420     13,530,230      (47,021)    1,043,445
                                         -------------------------------------------------------------------------------------

 Plan Interest in Master Trust
   Investment Income                         34,488,879     6,705,374     6,742,087     13,228,647      176,499       199,968
                                         -------------------------------------------------------------------------------------
        Total Additions                      69,899,561     8,626,937     8,956,507     26,758,877      129,478     1,243,413
                                         -------------------------------------------------------------------------------------

DEDUCTIONS
  Withdrawals                                17,808,370     9,495,024     2,191,248      2,463,646      115,889       417,373
  Forfeitures                                    26,886         6,782         9,604          5,717            -           523
  Administrative Expenses                       473,208       241,710        53,256         90,890        3,844        17,360
  Transfer to/(from) Thrift &
    Tax-Deferred  Savings Plan                2,285,625       941,662       105,083        388,416       18,451       172,631
                                         -------------------------------------------------------------------------------------
        Total Deductions                     20,594,089    10,685,178     2,359,191      2,948,669      138,184       607,887
                                         -------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS               49,305,472    (2,058,241)    6,597,316     23,810,208       (8,706)      635,526

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR              217,240,206   101,195,540    25,085,002     36,432,031    2,173,690     7,994,476
                                         -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR              $ 266,545,678  $ 99,137,299  $ 31,682,318   $ 60,242,239  $ 2,164,984   $ 8,630,002
                                         =====================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                        EMPLOYEE SAVINGS PLAN
                                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                                       AVAILABLE FOR BENEFITS
                                                                For the Year Ended December 31, 1997



                                                             Supplemental Information by Fund (Concluded)
                                 ---------------------------------------------------------------------------------------------------
                                   Mid/Small
                                    Company       Conservative     Moderate     Aggressive                                 Trust
                                     Stock          Pre-Mix        Pre-Mix       Pre-Mix        ESOP        Holding         Loan
ADDITIONS                             Fund         Portfolio      Portfolio     Portfolio       Fund        Account         Fund
                                 ---------------------------------------------------------------------------------------------------
 Participant Deposits               $ 1,712,180       $ 534,149    $ 1,431,665  $ 2,268,419     $      -    $        -    $        -
 Employers Contributions                428,970         128,606        398,619      591,806            -             -             -
 Interfund Transfers - net            3,790,187       1,164,220      1,110,726    1,096,413     (208,858)            -     2,300,943
                                 ---------------------------------------------------------------------------------------------------
      Total Deposits and
        Contributions                 5,931,337       1,826,975      2,941,010    3,956,638     (208,858)            -     2,300,943
                                 ---------------------------------------------------------------------------------------------------

 Plan Interest in Master Trust
   Investment Income                  1,945,859         486,435      1,261,285    1,877,889    1,812,631        52,205             -
                                 ---------------------------------------------------------------------------------------------------
        Total Additions               7,877,196       2,313,410      4,202,295    5,834,527    1,603,773        52,205     2,300,943
                                 ---------------------------------------------------------------------------------------------------

DEDUCTIONS
  Withdrawals                           318,370         327,943        511,247      476,127    1,189,126             -       302,377
  Forfeitures                             1,327             417            312        2,204            -             -             -
  Administrative Expenses                19,521           7,572         16,997       12,330        9,728             -             -
  Transfer to/(from) Thrift &
    Tax-Deferred  Savings Plan          181,983          71,562         94,785      182,353        5,983             -       122,716
                                 ---------------------------------------------------------------------------------------------------
        Total Deductions                521,201         407,494        623,341      673,014    1,204,837             -       425,093
                                 ---------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR BENEFITS                        7,355,995       1,905,916      3,578,954    5,161,513      398,936        52,205     1,875,850

NET ASSETS AVAILABLE
  FOR BENEFITS  -
  BEGINNING OF YEAR                   6,752,334       2,706,517      6,918,477    8,970,829    8,334,457        22,169    10,654,684
                                 ---------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
   FOR BENEFITS  -
   END OF YEAR                     $ 14,108,329     $ 4,612,433   $ 10,497,431 $ 14,132,342  $ 8,733,393      $ 74,374  $ 12,530,534
                                 ===================================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.

                                                              PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                      EMPLOYEE SAVINGS PLAN
                                                                STATEMENT OF CHANGES IN NET ASSETS
                                                                      AVAILABLE FOR BENEFITS
                                                               For the Year Ended December 31, 1996


                                                                         Supplemental Information by Fund
                                         -------------------------------------------------------------------------------------------
                                                                                                    Large
                                                                                   Enterprise      Company                 Interm.
                                           Equities                    Stable        Common         Stock      Utilities    Gov't.
                                            Growth       Balanced      Value          Stock         Index       Equities    Secur.
ADDITIONS                      Total         Fund          Fund         Fund          Fund          Fund          Fund       Fund
                          ---------------------------------------------------------------------------------------------------------
 Participant Deposits       $ 25,446,411   $ 2,124,415    $ 911,782  $ 12,099,306   $ 2,601,655   $ 4,305,948  $ 908,928  $ 418,981
 Employers Contributions       6,832,948       533,038      231,973     3,384,696       723,595     1,091,139    236,244    109,485
 Interfund Transfers-net               -   (14,049,337)  (5,650,428)   (1,021,676)   (5,400,095)    4,795,229 (6,265,669)  (127,450)
                          ---------------------------------------------------------------------------------------------------------
   Total Deposits
    and Contributions         32,279,359   (11,391,884)  (4,506,673)   14,462,326    (2,074,845)   10,192,316 (5,120,497)   401,016
                          ---------------------------------------------------------------------------------------------------------

 Plan Interest in Master
   Trust Investment Income    14,157,526     1,552,689      320,176     6,327,021    (1,174,986)    6,062,703    281,058     55,842
                          ---------------------------------------------------------------------------------------------------------
   Total Additions            46,436,885    (9,839,195)  (4,186,497)   20,789,347    (3,249,831)   16,255,019 (4,839,439)   456,858
                          ---------------------------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                  11,907,962       390,739      210,594     6,978,593     1,538,490     1,355,392    199,146     93,157
 Dividends Paid                  702,350             -            -             -             -             -          -          -
 Forfeitures                      19,081         2,319          264         8,381         2,128         2,848        239         18
 Transfer to/(from)
  Thrift & Tax-Deferred
   Savings Plan                   10,686        70,049       21,642      (350,283)      (29,941)      185,968     25,769      1,879
                          ---------------------------------------------------------------------------------------------------------
   Total Deductions           12,640,079       463,107      232,500     6,636,691     1,510,677     1,544,208    225,154     95,054
                          ---------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN
 NET ASSETS AVAILABLE
 FOR BENEFITS                 33,796,806   (10,302,302)  (4,418,997)   14,152,656    (4,760,508)   14,710,811 (5,064,593)   361,804

NET ASSETS AVAILABLE
  FOR BENEFITS  -
  BEGINNING OF YEAR          183,443,400    10,302,302    4,418,997    87,042,884    29,845,510    21,721,220  5,064,593  1,811,886
                          ---------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR BENEFITS  -
  END OF YEAR               $217,240,206           $ -          $ -  $101,195,540   $25,085,002   $36,432,031        $ - $2,173,690
                          =========================================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                           PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                   EMPLOYEE SAVINGS PLAN
                                                             STATEMENT OF CHANGES IN NET ASSETS
                                                                   AVAILABLE FOR BENEFITS
                                                            For the Year Ended December 31, 1996


                                                        Supplemental Information by Fund (Concluded)
                          ---------------------------------------------------------------------------------------------------------
                                          Mid/Small
                          International    Company    Conservative   Moderate    Aggressive
                              Stock         Stock       Pre-Mix      Pre-Mix      Pre-Mix        ESOP       Holding      Trust
ADDITIONS                     Fund          Fund       Portfolio    Portfolio    Portfolio       Fund       Account    Loan Fund
                          ---------------------------------------------------------------------------------------------------------
 Participant Deposits       $ 1,147,174     $ 264,750     $ 82,986    $ 218,743    $ 361,743           $ -       $ -           $ -
 Employers Contributions        275,435        66,725       19,434       62,437       98,747             -         -             -
 Interfund Transfers-net      2,483,959     6,479,440    2,591,459    6,555,161    8,294,731      (498,329)        -     1,813,005
                          ---------------------------------------------------------------------------------------------------------
   Total Deposits
    and Contributions         3,906,568     6,810,915    2,693,879    6,836,341    8,755,221      (498,329)        -     1,813,005
                          ---------------------------------------------------------------------------------------------------------

 Plan Interest in Master
   Trust Investment Income      852,322         9,624       67,943      167,343      272,023      (636,417)   11,683       (11,498)
                          ---------------------------------------------------------------------------------------------------------
   Total Additions            4,758,890     6,820,539    2,761,822    7,003,684    9,027,244    (1,134,746)   11,683     1,801,507
                          ---------------------------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                    245,548        67,929       55,167       85,011       56,025       492,326         -       139,845
 Dividends Paid                       -             -            -            -            -       702,350         -             -
 Forfeitures                      1,884           276          138          196          390             -         -             -
 Transfer to/(from)
  Thrift & Tax-Deferred
   Savings Plan                  22,113             -            -            -            -         4,958         -        58,532
                          ---------------------------------------------------------------------------------------------------------
   Total Deductions             269,545        68,205       55,305       85,207       56,415     1,199,634         -       198,377
                          ---------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN
 NET ASSETS AVAILABLE
 FOR BENEFITS                 4,489,345     6,752,334    2,706,517    6,918,477    8,970,829    (2,334,380)   11,683     1,603,130

NET ASSETS AVAILABLE
  FOR BENEFITS  -
  BEGINNING OF YEAR           3,505,131             -            -            -            -    10,668,837    10,486     9,051,554
                          ---------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR BENEFITS  -
  END OF YEAR               $ 7,994,476    $6,752,334   $2,706,517   $6,918,477   $8,970,829    $8,334,457   $22,169   $10,654,684
                          =========================================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the Public Service Electric and Gas Company Employee Savings Plan (Plan) to encourage thrift and savings by eligible bargaining unit employees of PSE&G (Eligible Employees). It was first offered to Eligible Employees in 1987 as a result of collective bargaining and contributions began in January 1988. Effective January 1, 1996, the trust that holds the Plan assets was converted into the Public Service Electric & Gas Company Master Employee Benefit Plan Trust, (Master Trust), a master trust covering all of the Company's qualified retirement plans including the Plan and the Public Service Electric & Gas Company Thrift and Tax-Deferred Savings Plan (Thrift Plan) (See Note 4. Investment of the Plan and Thrift Plan in the Master Trust.) The Plan was last amended August 11, 1997, effective August 11, 1997, except for changes listed below, which are effective subsequent to December 31, 1997. The Plan amendments made during 1997 provide for the following: an automatic rebalancing of investment funds; administrative and wording changes made, including the transfer of age and service credits and availability of transferred amounts from the Cash Balance Plan; partial withdrawals of nondeferred deposits and related earnings permitted after termination of employment and prior to age 70 1/2.

The Plan permits, among other things, participation in the Plan by Affiliates of PSE&G and their bargaining unit employees (each such participating Affiliate with PSE&G, an "Employer"). Participation in the Plan is entirely voluntary, except with respect to those employees who participate in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in the PSE&G Tax Reduction Act Employee Stock Ownership Plan (TRASOP) and/or the PSE&G Payroll-Based Employee Stock Ownership Plan (PAYSOP), which plans were merged into this Plan in 1988.

An employee may participate in the Plan from the date of hire. Matching Company Contributions begin when an employee has completed one Year of Service. At the time any employee who is a Participant in the Thrift Plan becomes an Eligible Employee for the Plan, that employee will automatically be enrolled in the Plan, all balances in the Thrift Plan will be transferred to the Plan and all contributions and investment elections in effect for the Thrift Plan will remain in effect. Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of PSE&G's Employee Benefits Committee (Committee), the Plan Administrator.

Under the Plan, each participating employee (Participant), except as otherwise noted, may elect to make basic deposits to Investment Funds of such Participant's choosing within the Savings Account Fund of 1% - 7% of his/her Compensation (Basic Deposits), and his/her Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions for Participants who are employed by the Company with respect to Basic Deposits in excess of 5% and up to 7% of Compensation are made in shares of the Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of the Company, and are not available for transfer to any other Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to his/her Savings Account Fund in increments of 1% of Compensation up to an additional 18% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

Participants employed by CEA Newark Bay Services, Inc., an affiliate of PSE&G, may elect to make basic deposits to Investment Funds of such Participant's choosing within the Savings Account Fund of 1% - 8% of their Compensation, and the Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). In addition, CEA Newark Bay Services, Inc. Participants may elect to make supplemental deposits to their Savings Account Fund in increments of 1% of Compensation up to an additional 17% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

Each Participant may also, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year.

The maximum amount of Deferred Deposits to a Participant's Savings Account may have to be limited to less than 25% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Savings Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Savings Account Deposits are made through payroll deductions by the Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and Employer Contributions are transferred to a Trustee and separately held in the Plan's Savings Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Each Participant is entitled to choose the investment Funds in which his/her Deposits and Employer Contributions will be invested from among the investment Funds offered under the Plan, except for Employer Contributions with respect to Basic Deposits in excess of 6% for Participants employed by CEA Newark Bay Services, Inc. and 5% for all others.

Bankers Trust Company is the Trustee of the Master Trust established pursuant to the Plan.

The following Plan changes were effective subsequent to December 31, 1997:

   1. Savings Plan amended to permit CEA Newark Bay Services, Inc. employees to increase Basic Deposits from 6% to 8% of Compensation. The Employer Contribution related to Basic Deposits in excess of 6% of Compensation will be made in shares of Enterprise Common Stock and will not be available for withdrawals or transfer prior to termination of employment.

   2. The merger, for investment management purposes, of the Stable Value Funds and the Conservative and Moderate Pre-Mixed Portfolios in the Plan and Thrift and Tax Deferred Savings Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director Performance and Rewards, lend a Participant an amount up to 50% of the value of the vested portion of such Participant's Savings Account and ESOP Fund, but no more than the aggregate value of such Participant's Savings Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as are prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Savings Account and repayments of principal of any loan, together with interest thereon, are invested in the Savings Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged by other lenders. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1997, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 8-1/4%, 8-1/2%, 8-1/2%, 8-1/2% (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dividends and Interest

Dividends, interest and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Investment Fund. (See Expenses of Plan, below.)

All Deposits and Employer Contributions in the Stable Value Fund are invested in either traditional Guaranteed Investment Contracts issued by insurance companies or other financial intermediaries (Traditional GICs) or Benefit Responsive Agreements (Synthetic GICs) which are similar to Traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Plan. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the investment manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of the Stable Value Fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1997, the composite rate of interest earned by such assets so invested was not less than 6.38%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Valuation of Investments

The value of the Enterprise Common Stock Fund, the Large Company Stock Index Fund, the Intermediate Government Securities Fund, the International Stock Fund, the Mid/Small Company Stock Fund and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The value of the Stable Value Fund is based on the contract value of all GICs in which the assets of the Stable Value Fund are invested. These contracts are included in the financial statements at contract value, which approximates fair value. Temporary investments are valued at cost, which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) as permitted by applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan Year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan Year.

Expenses of Plan

Effective January 1, 1997, all expenses incurred with the administration of the Plan, including taxes and brokerage costs, are deducted from the Trust Fund. However, prior to January 1, 1997, all expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by the Employers.

The assets of the Common Stock Fund and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for the Common Stock Fund are purchased by the Trustee either directly from Enterprise at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP Fund is in a "sell" position and the Common Stock Fund is in a "buy" position, the Common Stock Fund will buy from the ESOP Fund at the closing price on the New York Stock Exchange for that day. In such case, no brokerage commissions will be charged on the transaction. Otherwise, all shares sold for the Common Stock Fund and the ESOP Fund are sold by the Trustee on the open market through a broker. The proceeds, net of brokerage commissions and transfer taxes, are distributed to the Participant.

Loans

A loan to a Participant is considered an investment in such Participant's Savings Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Savings Account. Repayments of the principal amount of the loan are credited to each such sub-account and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then current-investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Savings Account in the following order:

     (a)  Deferred Deposits

     (b)  Unmatured vested Employer Contributions

     (c)  Matured vested Employer Contributions

     (d)  Rollover  Contributions

     (e)  Unmatured post-1986 Nondeferred Deposits

     (f)  Matured post-1986 Nondeferred Deposits

     (g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan Provisions.)

Interfund Transfers -- ESOP Fund to Savings Account

Participants are permitted to transfer all, but not less than all, shares of Enterprise Common Stock from their ESOP Funds to their Savings Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Savings Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Holding Account

The Holding Account is a vehicle to record the transactions either from one investment Fund to another investment Fund or from an investment Fund to an outside source. Daily balances which remain in the Holding Account are temporarily invested in short-term, liquid investments until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to investment Fund transfers, Deposits, Employer Contributions, withdrawals, receipts of dividends and interest, expenses incurred in connection with the administration of the Plan, benefit payments and loan transactions.

Vesting

Employer Contributions to a Participant's Savings Account are immediately vested upon a Participant's completion of five years of service with an Employer, or when a Participant is eligible for retirement, disabled, laid off or dies. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC
(hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Rights Upon Termination

The Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to the Participants based on the balances in their individual accounts at the date of termination.

3. INVESTMENTS

The financial statements of the Plan include the following:

   A. Savings Account Investment Funds

       (1) The assets of the Stable Value Fund are invested in GICs and similar investment instruments issued by insurance companies or other financial institutions which contractually provide for a guarantee of principal and interest for the respective contract periods. Effective October 1997, PRIMCO Capital Management was hired to manage the assets of the Stable Value Fund. All contract values approximate fair value.

        The following Traditional GICs are continuing in effect:

        (i)A four and one-half year contract expiring December 31, 1999, with Metropolitan Life Insurance Company, effective interest rate of 8.12%, contract value of $6,316,876;

        (ii) A five-year contract expiring January 4, 1999, with Allstate Life Insurance Company, effective interest rate of 5.65%, contract value of $14,916,508;

        (iii) A five-year contract expiring June 30, 1999, with New York Life Insurance Company, effective interest rate of 7.07%, contract value of $8,859,186;

        (iv) A five-year contract expiring December 31, 1999, with Prudential Life Insurance Company, effective interest rate of 8.01%, contract value of $14,471,754; and

        (v)A five-year  contract expiring June 30, 2000, with AIG Life Insurance
           Company,   effective  interest  rate  of  6.14%,  contract  value  of
           $8,460,099.

        The following Synthetic GICs are continuing in effect:

        (i)An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective credit rate, as of December 31, 1997, of 7.29% and contract value of $21,036,619. The credit rate for the Synthetic GIC effective January 1, 1998 through March 31, 1998 was 7.47%.

        (ii) An open-ended contract with The Chase Manhattan Bank as the book value wrapper and Seix Investment Advisors managing the underlying portfolio providing an effective crediting rate, as of December 31, 1997, of 6.96% and contract value of $16,508,149. The crediting rate effective March 31, 1998 was 7.03%.

        (iii) A five year floating-rate contract with Caisse des Depots, expiring November 26, 2002, effective crediting rate as of December 31, 1997 of 5.95%, contract value of $2,011,115. The crediting rate effective March 31, 1998 was 5.62%.

      (2) The assets of the Enterprise Common Stock Fund are invested in Enterprise Common Stock.

      (3) Effective September 1997, the assets of the Large Company Stock Index Fund are invested in the capital stock of the Vanguard Institutional Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by The Vanguard Group, Inc. The prospectus for the Stock Index Equities Fund indicates that such fund seeks to replicate the investment performance of the Standard and Poor's 500 Composite Stock Price Index. Prior to September 1997, the assets of the Large Company Stock Index Fund were invested in the Bankers Trust Institutional Equity 500 Index Fund managed by Bankers Trust Company.

      (4) The assets of the Intermediate Government Securities Fund are invested in the capital stock of the Delaware-Voyageur U.S. Government Securities Fund ("Delaware-Voyageur U.S. Government Securities Fund"), an open-ended mutual fund managed by the Delaware Management Company, Inc. The prospectus of the Delaware-Voyageur U.S. Government Securities Fund indicates that such fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

      (5) The assets of the International Stock Fund are invested in the capital stock of T. Rowe Price International Funds Inc. ("T. Rowe Price International Stock Fund"), a no-load, open-ended investment company or mutual fund managed by Rowe Price-Fleming International, Inc. The prospectus for T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

      (6) The assets of the Mid/Small Company Stock Fund are invested in the capital stock of Putnam Vista Fund, an open-ended investment company managed by Putnam Investment Management, Inc. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

      (7) The assets of the Conservative Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment
        Funds: 40% Stable Value Fund, 20% Intermediate Government Securities Fund, 20% Large Company Stock Index Fund, 10% International Stock Fund, and 10% Mid/Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

      (8) The assets of the Moderate Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 25% Large Company Stock Index Fund, 20% Stable Value Fund, 20% International Stock Fund, 20% Intermediate Government Securities Fund, and 15% Mid/Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

      (9) The assets of the Aggressive Pre-Mix Portfolio are invested in specific percentages within a mix of four existing Plan investment
        Funds: 30% Large Company Stock Index Fund, 25% International Stock Fund, 25% Mid/Small Company Stock Fund, and 20% Intermediate Government Securities Fund. Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

   B. ESOP FUND

      Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the bargaining unit portions of PSE&G's former TRASOP and PAYSOP. No additional contributions to or transfers into the ESOP Fund are presently permitted or were allowed during 1997.

      C.   PARTICIPANTS


                                                          Participants
                                                       As of December 31,
                                                       ------------------
                                                         1997     1996
                                                         -----    -----
       Total Plan Participants                           7,708    7,704

       Participants by Fund

       Stable Value Fund                                 4,146    1,968
       Enterprise Common Stock Fund                      5,098    1,812
       Large Company Stock Index Fund                    3,051    1,251
       Intermediate Government Securities Fund             493      245
       International Stock Fund                          1,271      630
       Mid/Small Company Stock Fund (1)                  1,404      454
       Conservative Pre-Mix Portfolio (1)                  396      144
       Moderate Pre-Mix Portfolio (1)                      917      326
       Aggressive Pre-Mix Portfolio (1)                  1,265      446
       ESOP Fund                                         1,067    1,176
       ------------------------------------------
      (1)  New Investment Option in 1996.

4. INVESTMENT OF THE PLAN AND THRIFT PLAN IN THE MASTER TRUST

Since January 1, 1996, the Plan's investments have been included in the Master Trust which was established for the investment of assets of all of the Company's qualified retirement plans including the Plan and the Thrift Plan. The following tables present the fair values of and the investment income recognized by the investments of the Plan and Thrift Plan in the Master Trust as of and for the periods ending December 31, 1997 and 1996. As of December 31, 1997 and 1996, the Plan's interest in such assets of the Master Trust were approximately 35% and 37%, respectively.

                                               December 31,
                                               ------------
                                           1997            1996
                                           ----            ----
Investments at fair value:
   Participant Loans                   $  23,576,663   $  22,451,539
   Cash and Cash equivalents              47,743,519      41,413,758
   Common Stock of Public
   Service Enterprise Group               92,087,265      75,274,227
   Mutual Funds                          326,616,013     218,696,575
   Guaranteed Insurance Contracts        279,675,584     308,079,794
                                       -------------   -------------
                                        $769,699,044    $665,915,893
                                       =============   =============



                                                 December 31,
                                                 ------------
                                             1997            1996
                                             ----            ----
Investment income recognized:
   Net appreciation in fair value of
   Mutual Funds*                        $  57,823,392    $32,523,112
   Net appreciation/(depreciation) in
    fair value of Common Stock
    of Enterprise                          14,876,883   (11,569,069)
   Interest from Mutual Funds                 864,144         45,265
   Interest from Common Stock of
    Enterprise Funds                          319,066        154,745
   Interest from Guaranteed Insurance
    Contracts                              20,956,370     20,845,795
   Dividends from Common Stock of
    Enterprise                              5,268,123      6,676,501
                                         ------------   ------------
                                         $100,107,978    $48,676,349
                                         ============   ============

* Includes Dividends earned from Mutual Funds.

5. UNIT VALUE INFORMATION -- SAVINGS ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined at the end of each business day (Valuation Day) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Savings Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Savings Account, including interest paid thereon, by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The unit information of investments by Investment Fund as of the last business day of each year is as follows:

                                       Unit Value
      Investment Fund        Year      (Dollars)      Number of Units
      ---------------        ----      ---------      ---------------
Stable Value Fund            1997     $12.870313       7,702,788.469
                             1996     $12.098876       8,350,095.525

Enterprise Common Stock      1997     $11.554155       2,742,071.404
Fund                         1996     $ 9.916231       2,526,215.433

Large Company Stock Index    1997     $15.509003       3,884,339.868
Fund                         1996     $11.659470       3,124,673.082

Intermediate Govt.           1997     $11.443806         189,183.902
Securities Fund              1996     $10.507339         206,692.815

International Stock Fund     1997     $11.238976         767,863.690
                             1996     $10.966759         728,973.380

Mid/Small Company Stock      1997     $12.276519       1,149,212.528
Fund (1)                     1996     $ 9.984863         676,256.863

Conservative Pre-Mix         1997     $11.709055         393,920.168
Portfolio (1)                1996     $10.316356         261,752.007

Moderate  Pre-Mix            1997     $11.943916         878,893.594
Portfolio (1)                1996     $10.370244         666,547.701

Aggressive Pre-Mix           1997     $12.264464       1,152,300.026
Portfolio (1)                1996     $10.399420         861,443.643
-----------------------------
(1)  New Investment Option in 1996.

ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at the Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant. The ESOP Fund information as of the last business day of each year is as follows:

                Year      Price per share         Number of Shares
                ----      ---------------         ----------------
                1997        $31.6875                   275,610
                1996        $27.2500                   306,402

6. FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust, including the portions of the former TRASOP and PAYSOP applicable to bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect, dated April 8, 1998, was obtained from the Internal Revenue Service. Participants are not taxed on Company Contributions, Deferred Deposits, or on the earnings credited to their Savings Account, until distribution of such amounts from the Plan.

7. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                     Public Service Electric and Gas Company
                              Employee Savings Plan
                 --------------------------------------------
                                 (Name of Plan)


                              By: M. PETER MELLETT
                       -----------------------------------
                                M. Peter Mellett
                              Chairman of Employee
                               Benefits Committee

Date: June 23, 1998

                                  EXHIBIT INDEX

Exhibit Number

   1 Public Service Electric and Gas Company Employee Savings Plan, amended effective August 11, 1997.

   2 Independent Auditors' Consent